Exhibit 10.3

DIRECTOR INDEMNIFICATION AGREEMENT

This Director Indemnification Agreement, dated this 28th day of April 2004 (this "***Agreement***"), is made by and between AGL Resources Inc., a Georgia corporation (the "***Company***"), and _____ ("***Indemnitee***").

RECITALS:

A.   Section 14-2-801 of the Georgia Business Corporation Code ("GBCC") provides that the business and affairs of a corporation shall be managed by or under the direction of its board of directors.

B.   By virtue of the managerial prerogatives vested in the directors of a Georgia corporation, directors act as fiduciaries of the corporation and its shareholders.

C.   Thus, it is critically important to the Company and its shareholders that the Company be able to attract and retain the most capable persons reasonably available to serve as directors of the Company.

D.   In recognition of the need for corporations to be able to induce capable and responsible persons to accept positions in corporate management, Sections 14-2-850 through 14-2-859 of the GBCC provide for the indemnification of the directors and officers of a corporation and specifically contemplate that contracts may be entered into between a corporation and the members of the board of directors and officers of the corporation with respect to indemnification of such directors and officers, and further authorizes corporations to purchase and maintain insurance for the benefit of their directors and officers.

E.   Section 14-2-851 of the GBCC authorizes a corporation to indemnify its directors who are determined to have met a particular standard of conduct set forth in that section. However, Section 14-2-856(a) of the GBCC provides that, if authorized by its articles of incorporation, a corporation may indemnify its directors without regard to the limitations in other sections of the GBCC, including the limitation in Section 14-2-851 of the GBCC, which requires a determination that a director seeking indemnification must first be determined to have met the statutorily prescribed standard of conduct. Section 14-2-856(b), however, prohibits a corporation from indemnifying a director for liability incurred in a proceeding in which the director is adjudged liable to the corporation, or is subjected to injunctive relief in favor of the corporation, (i) for a breach of duty involving appropriation of a business opportunity of the corporation, (ii) for an act or omission that involves intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director received an improper personal benefit, or (iv) under Section 14-2-832 of the GBCC for approval of an unlawful distribution.

F.   Pursuant to Article IX of the Company's articles of incorporation, directors of the Company are entitled to indemnification under Section 14-2-856 of the GBCC.

G.   The number of lawsuits challenging the judgment and actions of directors of Georgia corporations, the costs of defending those lawsuits, and the threat to directors' personal assets have all materially increased over the past several years, chilling the willingness of capable individuals to undertake the responsibilities imposed on corporate directors.

H.   Indemnitee is a director of the Company and his/her willingness to serve in such capacity is predicated, in substantial part, upon the Company's willingness to indemnify him/her in accordance with the principles reflected above, to the fullest extent permitted by the laws of the State of Georgia, and upon the other undertakings set forth in this Agreement.

I.   Therefore, in recognition of the need to provide Indemnitee with substantial protection against personal liability, in order to procure Indemnitee's continued service as a director of the Company and to enhance Indemnitee's ability to serve the Company in an effective manner, and in order to provide such protection pursuant to express contract rights (intended to be enforceable irrespective of, among other things, any amendment to the Company's articles of incorporation or bylaws (collectively, the "***Constituent Documents***")), any change in the composition of the Company's Board of Directors (the "***Board***") or any change-in-control or business combination transaction relating to the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancement of Expenses (as defined in Section 1(c)) to Indemnitee as set forth in this Agreement and for the continued coverage of Indemnitee under the Company's directors' and officers' liability insurance policies.

J.   In light of the considerations referred to in the preceding recitals, it is the Company's intention and desire that the provisions of this Agreement be construed liberally, subject to their express terms, to maximize the protections to be provided to Indemnitee hereunder.

AGREEMENT:

NOW, THEREFORE, the parties hereby agree as follows:

1.   **Certain Definitions.** In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

(a)   "***Claim***" means (i) any threatened, asserted, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other, and whether made pursuant to federal, state or other law, and (ii) any inquiry or investigation, whether made, instituted or conducted by the Company or any other party, including without limitation any federal, state or other governmental entity, that Indemnitee determines might lead to the institution of any such claim, demand, action, suit or proceeding.

(b)   "***Controlled Affiliate***" means any corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, that is directly or indirectly controlled by the Company. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity or enterprise, whether through the ownership of voting securities, through other voting rights, by contract or otherwise; *provided* that direct or indirect beneficial ownership of capital stock or other interests in an entity or enterprise entitling the holder to cast 20% or more of the total number of votes generally entitled to be cast in the election of directors (or persons performing comparable functions) of such entity or enterprise shall be deemed to constitute control for purposes of this definition.

(c) "*Expenses*" means attorneys' and experts' fees and expenses and all other costs and expenses paid or payable in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal), any Claim.

(d) "*Indemnifiable Claim*" means any Claim based upon, arising out of or resulting from (i) any actual, alleged or suspected act or failure to act by Indemnitee in his or her capacity as a director, officer, employee or agent of the Company (including his or her capacity as a member or chair of a committee of the Board), or as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, as to which Indemnitee is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent, (ii) any actual, alleged or suspected act or failure to act by Indemnitee in respect of any business, transaction, communication, filing, disclosure or other activity of the Company or any other entity or enterprise referred to in clause (i) of this sentence, or (iii) Indemnitee's status as a current or former director, officer, employee or agent of the Company (including his or her status as a member or chair of a committee of the Board) or as a current or former director, officer, employee, member, manager, trustee or agent of the Company or any other entity or enterprise referred to in clause (i) of this sentence or any actual, alleged or suspected act or failure to act by Indemnitee in connection with any obligation or restriction imposed upon Indemnitee by reason of such status. In addition to any service at the actual request of the Company, for purposes of this Agreement, Indemnitee shall be deemed to be serving or to have served at the request of the Company as a director, officer, employee, member, manager, trustee or agent of another entity or enterprise if Indemnitee is or was serving as a director, officer, employee, member, manager, agent, trustee or other fiduciary of such entity or enterprise and (i) such entity or enterprise is or at the time of such service was a Controlled Affiliate, (ii) such entity or enterprise is or at the time of such service was an employee benefit plan (or related trust) sponsored or maintained by the Company or a Controlled Affiliate, or (iii) the Company or a Controlled Affiliate directly or indirectly caused Indemnitee to be nominated, elected, appointed, designated, employed, engaged or selected to serve in such capacity.

(e) "*Indemnifiable Losses*" means any and all Losses relating to, arising out of or resulting from any Indemnifiable Claim.

(f) "*Losses*" means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other) and amounts paid in settlement, including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing.

2. Indemnification Obligation. The Company shall indemnify, defend and hold harmless Indemnitee, to the fullest extent permitted by the laws of the State of Georgia in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all Indemnifiable Losses resulting from or arising out of any Indemnifiable Claim that shall have been finally disposed of (whether by judgment, order, injunction, settlement with or without court approval, conviction, plea of *nolo contendere* or its equivalent, or any other means), to the extent that Indemnitee shall not have been adjudged liable to the Company, or subjected to injunctive relief in favor of the Company, (i) for a breach of duty involving appropriation of a business opportunity of the Company; (ii) for

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an act or omission that involves intentional misconduct or a knowing violation of law; (iii) for any transaction from which Indemnitee received an improper personal benefit; or (iv) under Section 14-2-832 of the GBCC for approval of an unlawful distribution; *provided*, *however*, that, except as provided in Sections 4 and 19, Indemnitee shall not be entitled to indemnification pursuant to this Agreement in connection with any Claim initiated by Indemnitee against the Company or any director or officer of the Company unless the Company has joined in or consented to the initiation of such Claim.

3. **Advancement of Expenses.** Indemnitee shall have the right to advancement by the Company prior to the final disposition of any Indemnifiable Claim of any and all actual and reasonable Expenses relating to, arising out of or resulting from any Indemnifiable Claim paid or incurred by Indemnitee or which Indemnitee determines in good faith are reasonably likely to be paid or incurred by Indemnitee. Without limiting the generality or effect of the foregoing, within 15 calendar days after any request by Indemnitee that is accompanied by supporting documentation for specific Expenses to be reimbursed or advanced (which, in the case of Expenses not yet incurred, shall consist of estimates from Indemnitee's counsel), the Company shall, in accordance with such request (but without duplication), (a) pay such Expenses on behalf of Indemnitee, (b) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (c) reimburse Indemnitee for such Expenses; *provided* that Indemnitee shall repay, without interest any amounts actually advanced to Indemnitee that, at the final disposition of the Indemnifiable Claim to which the advance related, were in excess of amounts paid or payable by Indemnitee in respect of actual and reasonable Expenses relating to, arising out of or resulting from such Indemnifiable Claim. In connection with any such payment, advancement or reimbursement, Indemnitee shall execute and deliver to the Company (a) a written affirmation of Indemnitee's good faith belief that Indemnitee's conduct does not constitute behavior of the kind described in Section 14-2-856(b) of the GBCC, and (b) an undertaking, which need not be secured and shall be accepted without reference to Indemnitee's ability to repay the Expenses, by or on behalf of the Indemnitee, to repay any amounts paid, advanced or reimbursed by the Company in respect of Expenses relating to, arising out of or resulting from any Indemnifiable Claim in respect of which it shall have been determined, following the final disposition of such Indemnifiable Claim, that Indemnitee is not entitled to indemnification hereunder.

4. **Indemnification for Additional Expenses.** Without limiting the generality or effect of the foregoing, but subject to the second and third sentences of this Section 4, the Company shall indemnify and hold harmless Indemnitee against and, if requested by Indemnitee, shall reimburse Indemnitee for, or advance to Indemnitee, within 15 calendar days of such request accompanied by supporting documentation for specific Expenses to be reimbursed or advanced (which, in the case of Expenses not yet incurred, shall consist of estimates from Indemnitee's counsel), any and all actual and reasonable Expenses paid or incurred by Indemnitee or which Indemnitee determines in good faith are reasonably likely to be paid or incurred by Indemnitee in connection with any Claim made, instituted or conducted by Indemnitee for (a) indemnification or reimbursement or advance payment of Expenses by the Company under any provision of this Agreement, or under any other agreement or provision of the Constituent Documents now or hereafter in effect relating to Indemnifiable Claims, and/or (b) recovery under any directors' and officers' liability insurance policies maintained by the Company. In the case of Claims contemplated by clause (a) of the foregoing sentence, in the event it is ultimately determined that Indemnitee is not entitled to such indemnification, reimbursement or advance, as the case may be, then Indemnitee shall (i) repay, without interest, any amount paid by the Company pursuant

to this Section 4 with respect to such Claims, and (ii) return, without interest, any such advance of Expenses (or portion thereof) which remains unspent at the final disposition of the Claim to which the advance related. In the case of Claims contemplated by clause (b) of the first sentence of this Section 4, Indemnitee shall be entitled to such indemnification, reimbursement or advancement, as the case may be, regardless of whether Indemnitee ultimately is determined to be entitled to such insurance recovery; *provided, however,* that Indemnitee shall return, without interest, any such advance of Expenses (or portion thereof) which remains unspent at the final disposition of the Claim to which the advance related.

      5. Partial Indemnity. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Indemnifiable Loss but not for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

      6. Procedure for Notification. To obtain indemnification under this Agreement in respect of an Indemnifiable Claim or Indemnifiable Loss, Indemnitee shall submit to the Company a written request therefor, including a brief description (based upon information then available to Indemnitee) of such Indemnifiable Claim or Indemnifiable Loss. If, at the time of the receipt of such request, the Company has directors' and officers' liability insurance in effect under which coverage for such Indemnifiable Claim or Indemnifiable Loss is potentially available, the Company shall give prompt written notice of such Indemnifiable Claim or Indemnifiable Loss to the applicable insurers in accordance with the procedures set forth in the applicable policies. The Company shall provide to Indemnitee a copy of such notice delivered to the applicable insurers and, upon Indemnitee's request, copies of all subsequent correspondence between the Company and such insurers regarding the Indemnifiable Claim or Indemnifiable Loss, in each case, substantially concurrently with the delivery thereof by the Company. The failure by Indemnitee to timely notify the Company of any Indemnifiable Claim or Indemnifiable Loss shall not relieve the Company from any liability hereunder unless, and only to the extent that, the Company did not otherwise learn of such Indemnifiable Claim or Indemnifiable Loss and such failure results in forfeiture by the Company of substantial defenses, rights or insurance coverage.

      7. Payment. If Indemnitee shall be entitled to indemnification hereunder against any Indemnifiable Losses pursuant to Section 2, the Company shall pay to Indemnitee, within 15 calendar days after written request therefor as provided in Section 6, an amount equal to the amount of such Indemnifiable Losses.

      8. Standard of Conduct Not Relevant. No determination by the Company (including by its directors or any independent counsel) that Indemnitee has failed to satisfy any particular standard of conduct shall be a defense to any Claim by Indemnitee for indemnification or reimbursement or advance payment of Expenses by the Company hereunder or create a presumption that Indemnitee is not entitled to indemnification hereunder.

      9. Non-Exclusivity. The rights of Indemnitee hereunder will be in addition to any other rights Indemnitee may have under the Constituent Documents, or the substantive laws of the Company's jurisdiction of incorporation, any other contract or otherwise (collectively, "***Other Indemnity Provisions***"); *provided*, *however*, that (a) to the extent that Indemnitee otherwise would have any greater right to indemnification under any Other Indemnity Provision,

Indemnitee will be deemed to have such greater right hereunder, and (b) to the extent that any change is made to any Other Indemnity Provision which permits any greater right to indemnification than that provided under this Agreement as of the date hereof, Indemnitee will be deemed to have such greater right hereunder. The Company will not, without the consent of Indemnitee, adopt any amendment to any of the Constituent Documents the effect of which would be to deny, diminish or encumber Indemnitee's right to indemnification under this Agreement or any Other Indemnity Provision.

10. **Liability Insurance and Funding.** For the duration of Indemnitee's service as a director and/or officer of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Indemnifiable Claim, the Company shall use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to cause to be maintained in effect policies of directors' and officers' liability insurance providing coverage for directors and/or officers of the Company that is at least substantially comparable in scope and amount to that provided by policies maintained by companies that are comparable in size to the Company and that are in the same or similar businesses as the Company. The Company shall provide Indemnitee, upon request, a copy of all directors' and officers' liability insurance applications, binders, policies, declarations and endorsements. In all policies of directors' and officers' liability insurance obtained by the Company, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits, subject to the same limitations, as are accorded to the Company's directors and officers most favorably insured by such policy. The Company may, but shall not be required to, create a trust fund, grant a security interest or use other means, including without limitation a letter of credit, to ensure the payment of such amounts as may be necessary to satisfy its obligations to indemnify and advance expenses pursuant to this Agreement.

11. **Subrogation.** In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the related rights of recovery of Indemnitee against other persons or entities (other than Indemnitee's successors), including any entity or enterprise referred to in clause (i) of the definition of "Indemnifiable Claim" in Section 1(d). Indemnitee shall execute all papers reasonably required to evidence such rights (all of Indemnitee's reasonable Expenses, including attorneys' fees and charges, related thereto to be reimbursed by or, at the option of Indemnitee, advanced by the Company).

12. **No Duplication of Payments.** The Company shall not be liable under this Agreement to make any payment to Indemnitee in respect of any Indemnifiable Losses to the extent Indemnitee has otherwise actually received payment (net of Expenses incurred in connection therewith) under any insurance policy, the Constituent Documents and Other Indemnity Provisions or otherwise (including from any entity or enterprise referred to in clause (i) of the definition of "Indemnifiable Claim" in Section 1(d)) in respect of such Indemnifiable Losses otherwise indemnifiable hereunder.

13. **Defense of Claims.** Subject to the provisions of applicable policies of directors' and officers' liability insurance, the Company shall be entitled to participate in the defense of any Indemnifiable Claim or to assume or lead the defense thereof, with counsel reasonably satisfactory to the Indemnitee; *provided* that if Indemnitee believes, after consultation with counsel selected by Indemnitee, that (a) the use of counsel chosen by the Company to represent Indemnitee would present such counsel with an actual or potential conflict, (b) the named parties

in any such Indemnifiable Claim (including any impleaded parties) include both the Company and Indemnitee and Indemnitee shall conclude that there may be one or more legal defenses available to him or her that are different from or in addition to those available to the Company, or (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, then Indemnitee shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any particular Indemnifiable Claim) at the Company's expense. The Company shall not be liable to Indemnitee under this Agreement for any amounts paid in settlement of any threatened or pending Indemnifiable Claim effected without the Company's prior written consent. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any threatened or pending Indemnifiable Claim to which the Indemnitee is or could have been a party unless such settlement solely involves the payment of money and includes a complete and unconditional release of the Indemnitee from all liability on any claims that are the subject matter of such Indemnifiable Claim. Neither the Company nor Indemnitee shall unreasonably withhold its consent to any proposed settlement; *provided* that Indemnitee may withhold consent to any settlement that does not provide a complete and unconditional release of Indemnitee.

14.   Successors and Binding Agreement.

(a)   The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement shall be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any person acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the "***Company***" for purposes of this Agreement), but shall not otherwise be assignable or delegatable by the Company.

(b)   This Agreement shall inure to the benefit of and be enforceable by the Indemnitee's personal or legal representatives, executors, administrators, heirs, distributees, legatees and other successors.

(c)   This Agreement is personal in nature and neither of the parties hereto shall, without the consent of the other, assign or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 14(a) and 15(b). Without limiting the generality or effect of the foregoing, Indemnitee's right to receive payments hereunder shall not be assignable, whether by pledge, creation of a security interest or otherwise, other than by a transfer by the Indemnitee's will or by the laws of descent and distribution, and, in the event of any attempted assignment or transfer contrary to this Section 14(c), the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

15.   Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid or one business day after having been sent for next-day delivery by a nationally recognized overnight courier service, addressed to the Company (to the attention of the Secretary of the Company) and to Indemnitee at the addresses shown on the signature page hereto, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

16.   **Governing Law.** The validity, interpretation, construction and performance of this Agreement shall be governed by and construed in accordance with the substantive laws of the State of Georgia, without giving effect to the principles of conflict of laws of such State.

17.   **Validity.** If any provision of this Agreement or the application of any provision hereof to any person or circumstance is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstance shall not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal shall be reformed to the extent, and only to the extent, necessary to make it enforceable, valid or legal. In the event that any court or other adjudicative body shall decline to reform any provision of this Agreement held to be invalid, unenforceable or otherwise illegal as contemplated by the immediately preceding sentence, the parties thereto shall take all such action as may be necessary or appropriate to replace the provision so held to be invalid, unenforceable or otherwise illegal with one or more alternative provisions that effectuate the purpose and intent of the original provisions of this Agreement as fully as possible without being invalid, unenforceable or otherwise illegal.

18.   **Miscellaneous.** No provision of this Agreement may be waived, modified or discharged unless such waiver, modification or discharge is agreed to in writing signed by Indemnitee and the Company. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, expressed or implied with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement. References to Sections are references to Sections of this Agreement.

19.   **Legal Fees and Expenses.** It is the intent of the Company that Indemnitee not be required to incur legal fees and or other Expenses associated with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to Indemnitee hereunder. Accordingly, without limiting the generality or effect of any other provision hereof, if it should reasonably appear to Indemnitee that the Company has failed to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to improperly deny, or to improperly recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, the Company irrevocably authorizes the Indemnitee from time to time to retain counsel of Indemnitee's choice, at the expense of the Company as hereafter provided, to advise and represent Indemnitee in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation or other legal

action, whether by or against the Company or any director, officer, shareholder or other person affiliated with the Company, in any jurisdiction. If Indemnitee prevails, in whole or in part, in connection with any of the foregoing, the Company will pay and be solely financially responsible for any and all attorneys' and related fees and expenses actually and reasonably incurred by Indemnitee in connection with any of the foregoing. In the event the Indemnitee does not prevail, in any part, in connection with any of the foregoing, Indemnitee shall repay, without interest, any amounts paid by the Company pursuant to this Section 19.

20.   Certain Interpretive Matters. No provision of this Agreement shall be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

21.   Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together shall constitute one and the same agreement.

[Signatures Appear On Following Page]

IN WITNESS WHEREOF, Indemnitee has executed and the Company has caused its duly authorized representative to execute this Agreement as of the date first above written.

AGL RESOURCES INC.
Ten Peachtree Place
Atlanta, Georgia 30309

By:_____
       Name:
       Title:

_____
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_____
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Signature